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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184036

Prospectus

32,561,223 Shares

ZAZA ENERGY CORPORATION

Common Stock

        This prospectus relates to the resale of 32,561,223 shares of common stock of ZaZa Energy Corporation that may be offered and sold from time to time by the selling stockholders named in this prospectus.

        The selling stockholders and their permitted transferees may offer and sell the shares from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling stockholders. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. See "Plan of Distribution" on page 15 for more information on this topic.

        Our common stock is listed on the NASDAQ Capital Market under the symbol "ZAZA." On December 4, 2012, the closing sale price of our common stock on the NASDAQ Capital Market was $2.04 per share.

        Investing in our common stock involves risks, including those contained or incorporated by reference herein as described under "Risk Factors" on page 12 of this prospectus.

        Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2012

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, the selling stockholders may sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC, together with the additional information described below under the headings "Where You Can Find More Information" and "Incorporation by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

        Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to "ZaZa," "we," "us," and "our" mean ZaZa Energy Corporation and its wholly owned subsidiaries (ZaZa Energy LLC and Toreador Resources Corporation) and each of their respective subsidiaries.

 WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 being filed with the SEC under the Securities Act to register the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

        We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any materials we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC's website at www.sec.gov. General information about us, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.zazaenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on June 15, 2012;

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  our Quarterly Reports on Form 10-Q for the fiscal periods ended (i) March 31, 2012, as filed with the SEC on August 10, 2012, (ii) June 30, 2012, as filed with the SEC on September 13, 2012, and as amended by the Form 10-Q/A filed with the SEC on September 18, 2012 and (iii) September 30, 2012, as filed with the SEC on November 13, 2012;

  •
  our Current Reports on Form 8-K, as filed with the SEC on February 22, 2012, March 29, 2012, April 16, 2012, April 23, 2012, May 4, 2012, May 22, 2012, May 25, 2012, June 11, 2012, July 30, 2012, August 15, 2012, August 21, 2012, September 21, 2012, October 5, 2012, October 22, 2012 and November 19, 2012; and

  •
  the description of our common stock, par value $0.0001 per share, contained in our Registration Statement on Form S-4 (Registration No. 333-177264), as amended, filed on January 10, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, Texas 77010
(713) 595-1900
Attn: Investor Relations

 CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act regarding our business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements contained in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Further information about the risks and uncertainties that may impact us are described or incorporated by reference in "Risk Factors" beginning on page 9. You should read that section carefully. You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read carefully the entire prospectus, including "Risk Factors" and the other information contained or incorporated by reference in this prospectus before making an investment decision.

 Our Business

        ZaZa is a Delaware corporation that was formed for the purpose of being a holding company of both Toreador Resources Corporation, a Delaware corporation ("Toreador"), and ZaZa Energy LLC, a Texas limited liability company ("ZaZa LLC"), from and after completion of the Combination, as described below. Prior to the Combination on February 21, 2012, ZaZa had no assets and had not conducted any material activities other than those incident to its formation. However, upon the consummation of the Combination, ZaZa became the parent company of ZaZa LLC and Toreador.

        On February 22, 2012 our common stock began trading on the NASDAQ Capital Market under the trading symbol "ZAZA."

Combination with ZaZa LLC and Toreador Resources Corporation

        On February 21, 2012, we consummated the combination (the "Combination") of ZaZa LLC and Toreador, on the terms set forth in the Agreement and Plan of Merger and Contribution, dated August 9, 2011 and as subsequently amended by Amendment No. 1 thereto on November 10, 2011 and Amendment No. 2 thereto on February 21, 2012 (as amended, the "Merger Agreement"), by and among us, ZaZa LLC, Toreador, and Thor Merger Sub Corporation, our wholly owned subsidiary ("Merger Sub").

        Pursuant to the Merger Agreement, (i) Merger Sub merged with and into Toreador (the "Merger"), with Toreador continuing as the surviving entity, (ii) the three former members of ZaZa LLC (the "ZaZa LLC Members"), holding 100% of the limited liability company interests in ZaZa LLC, directly and indirectly contributed all of such interests to us (the "Contribution"), and (iii) the holders of certain profits interests in ZaZa LLC contributed 100% of such interests to us (the "Profits Interests Contribution"). Upon the consummation of the Combination, Toreador and ZaZa LLC became our wholly owned subsidiaries.

        The Combination has been treated as a reverse merger under the purchase method of accounting in accordance with GAAP. For accounting purposes, ZaZa LLC is considered to have acquired Toreador in the Combination. Under the purchase method of accounting, the assets and liabilities of Toreador have been recorded at their respective fair values and added to those of ZaZa LLC in our financial statements.

        At the effective time of the Merger, each share of common stock, par value $0.15625 per share, of Toreador issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive one share of our common stock, par value $0.01 per share, which in the aggregate represented 25% of the issued and outstanding shares of our common stock immediately after the consummation of the Combination (but without giving effect to the shares of our common stock issuable upon exercise of the Warrants as discussed below).

        Simultaneously with the consummation of the Merger, and pursuant to the Contribution Agreement, dated August 9, 2011, among the ZaZa LLC Members and ZaZa (the "Contribution Agreement"), the ZaZa LLC Members contributed all of the direct or indirect limited liability company interests in ZaZa LLC to us in exchange for (i) a number of shares of our common stock that, in the aggregate, represented 75% of the issued and outstanding shares of our common stock immediately after the consummation of the Combination (but without giving effect to the shares of our common stock issuable upon exercise of the Warrants as discussed below), and (ii) subordinated notes in an aggregate amount of $38.25 million issued to the ZaZa LLC Members as partial consideration for the Combination (the "Seller Notes").

        Additionally, in connection with the Combination, we issued senior secured notes with a principal amount of $100 million maturing in 2017 (the "Senior Secured Notes") in a private placement to a group of investors led by MSD Energy Partners, L.P. and Senator Investment Group LP. The Senior Secured Notes bear interest at a rate of 8% per annum, payable quarterly. In connection with the issuance of the Notes, ZaZa also issued to the investors warrants to purchase an aggregate of approximately 26.3 million shares of our common stock at $3.15 per share (the "Warrants") representing 20.6% of the outstanding shares of our common stock at the closing of the Combination, on a fully diluted and on an as-converted basis. The Warrants expire in five years and are exercisable at any time after the six month anniversary of the issuance date.

Subsidiaries of ZaZa Energy Corporation

ZaZa Energy, LLC

        ZaZa LLC was a privately-held independent exploration and production company focused on the exploration and development of unconventional onshore oil and gas resources in the United States of America, until February 21, 2012 when it was contributed to ZaZa as part of the Combination. ZaZa LLC was controlled by the ZaZa LLC Members, Todd Alan Brooks, Gaston L. Kearby and John E. Hearn Jr., who each beneficially owned one-third of the outstanding limited liability company interests of ZaZa LLC. ZaZa LLC's operations are concentrated in south Texas, including its largest exploration area in the core area of the Eagle Ford shale formation and in the eastern extension of the Eagle Ford/Woodbine formation, which we refer to as the "Eaglebine." As of December 31, 2011, ZaZa LLC had accumulated lease acreage through a joint venture with Hess Corporation of approximately 121,000 gross acres (approximately 12,100 net acres), and had also accumulated approximately 82,000 gross acres (approximately 60,000 net acres) in the Eaglebine formation, which acreage was not part of its joint venture. ZaZa LLC was formed in March 2009 primarily to acquire and develop unconventional oil and gas resources. ZaZa LLC had grown its existing property base by developing and exploring its acreage, purchasing new undeveloped leases, and acquiring oil and gas producing properties and drilling prospects from third parties. According to Rex Morris, an independent consulting reservoir engineer, as of December 31, 2011, ZaZa' LLC's proved reserves were 1.63 MMBOE and its proved plus probable reserves were 2.84 MMBOE.

Toreador Resources Corporation

        Toreador was a publicly held independent energy company engaged in the exploration and production of crude oil with interests in developed and undeveloped oil properties in the Paris Basin, France. Toreador currently operates solely in the Paris Basin, which covers approximately 170,000 km2 of northeastern France, centered 50 to 100 km east and south of Paris. At December 31, 2011, Toreador held interests in approximately 997,000 gross exploration acres (awarded and pending publication). According to Gaffney, Cline & Associates Ltd, an independent petroleum and geological engineering firm, or Gaffney Cline, as of December 31, 2011, Toreador's proved reserves were 5.8 MMBbls, its proved plus probable reserves were 8.8 MMBbls and its proved plus probable plus possible reserves were 13.8 MMBbls. Toreador's production for 2011 averaged approximately 854 Bbl/Day from two conventional oilfield areas in the Paris Basin—the Neocomian Complex and Charmottes fields. As of December 31, 2011, production from these oil fields represented a majority of Toreador's total revenue and substantially all of Toreador's sales and other operating revenue.

Business Relationships

Joint Ventures with Hess Corporation

        Our operations in the Eagle Ford have been historically conducted under Exploration and Development Agreements (Eagle Ford Shale Area, dated April 28, 2010, and Hackberry Creek Area, dated March 26, 2010, each an "EDA" and collectively, the "EDAs") and Joint Operating Agreements with Hess, which we refer to as the "Hess joint venture." Since entering into the EDAs, ZaZa LLC's core assets consisted of its 10% working interest in all acreage acquired on behalf of the Hess joint venture and a cash bonus of 10% on all acreage acquired on behalf of the Hess joint venture. Under the terms of the Hess joint venture, Hess had a right to participate in all leases acquired by ZaZa LLC in the Eagle Ford. If Hess elected to participate in a lease, the lease became part of the Hess joint venture and Hess paid all of the acquisition costs up to a cap, and paid all of the exploration and development costs for a specified number of approved wells on the leased acreage until production. ZaZa LLC also received a partial reimbursement of general and administrative expenses while it was the operator of wells under the Hess joint venture. ZaZa LLC's 10% working interest in each well in the Hess joint venture was "carried" by Hess (i.e., Hess paid ZaZa LLC's 10% share of the expenses of each well), subject to a cap on the number of carried wells in each prospect area that was calculated by dividing the total gross leased acreage in such prospect area by 640.

        On May 10, 2010, Toreador Energy France S.A.S, ("TEF"), a company organized under the laws of France and an indirect subsidiary of the Company, entered into the Hess Investment Agreement (the Hess Investment Agreement, as amended, the "Investment Agreement") with Hess Oil France S.A.S., a company organized under the laws of France and a wholly owned subsidiary of Hess Corporation, a Delaware corporation, pursuant to which (x) Hess became a 50% holder of TEF's working interests in its awarded and pending exploration permits in the Paris Basin, France subject to fulfillment of Work Program (as described in (y) (2) hereafter) and (y) (1) Hess was required to make a $15 million upfront payment to TEF, (2) Hess had the right to invest up to $120 million in fulfillment of a two-phase work program (the "Work Program") and (3) TEF would be entitled to receive up to a maximum of $130 million of success fees based on reserves and upon the achievement of an oil production threshold.

Termination of the EDAs

        In order to resolve our disagreements with Hess relating to our joint venture, on June 8, 2012, ZaZa, ZaZa LLC, ZaZa Energy France S.A.S. (formerly known as Toreador Energy France S.A.S.) ("ZEF"), Hess and Hess Oil France S.A.S. ("Hess France") entered into a Heads of Agreement ("HoA") that provided for the termination of the ongoing obligations of the parties under the EDAs and the agreements between ZEF and Hess France, including the Investment Agreement and that certain agreement dated July 21, 2011 with Vermilion REP, S.A.S., (the "French Agreements") and the division of the assets covered by the EDAs and the French Agreements.

        On July 25, 2012, ZaZa entered into the definitive documentation to carry out the transactions contemplated by the HoA and consummated the transactions in Texas contemplated by the HoA (and such definitive documentation). The definitive documentation included the following:

  •
  A Texas Division of Assets Agreement, by and among ZaZa, ZaZa LLC and Hess, pursuant to which the ongoing obligations of ZaZa LLC and Hess under the Eagle Ford Agreements, including funding for additional leases, well carry or carry for expenses, were terminated and the assets covered by the Eagle Ford Agreements were divided; and

  •
  A Paris Basin Purchase and Sale Agreement, by and among Hess France and ZEF, pursuant to which the ongoing obligations of the parties thereto under the French Agreements, including funding for additional leases, well carry or carry for expenses, were terminated and the assets covered by the French Agreements were divided.

        Pursuant to the Texas Division of Assets Agreement and the Paris Basin Purchase and Sale Agreement (collectively, the "Hess Agreements"), ZaZa received the following:

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  Approximately $69 million in cash;

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  Approximately 60,500 additional net acres in the Eagle Ford core area;

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  The right to receive five percent of any net sales proceeds in excess of $1 billion and ten percent of any net sales proceeds in excess of $1.2 billion if Hess sells any of its retained working interest in the Cotulla Prospect Area by May 1, 2013; and

  •
  A five percent overriding royalty interest ("ORRI") in certain of Hess's exploration licenses in the Paris Basin capped at $130 million.

        As a result of consummation of the transactions set forth in the Hess Agreements, ZaZa's net acreage holdings in the Eagle Ford core increased from a total of 11,500 acres to approximately 72,000 acres. The acreage by area comprises approximately 1,970 acres in the Cotulla Prospect Area in the proved, productive region of southern Frio County, 23,120 acres in the Hackberry Prospect Area (Lavaca and Colorado Counties), 10,810 acres in the Moulton Prospect Area (Fayette, Gonzalez and Lavaca Counties) and 35,650 acres in the Sweet Home Prospect Area (DeWitt and Lavaca Counties). ZaZa also transferred its 50% working interest in the Paris Basin exploration licenses as provided for in the Investment Agreement and retain a 5% ORRI in such licenses, in which the total proceeds relating thereto to ZaZa are capped at $130 million.

        Pursuant to the Hess Agreements, Hess received the following:

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  Approximately 4,490 net acres in LaSalle, Frio, Zavala, and Dimmit Counties (the "Cotulla Prospect Area");

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  A two percent ORRI on the Moulton Prospect Area and a one percent ORRI in the Hackberry and Sweet Home Prospect Areas; and

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  All rights and title to the exploration permits and pending permits in France (ZaZa retained all current production in France from its operating concessions).

Sale of Conventional Assets in France

        On November 13, 2012, we entered into a definitive sale and purchase agreement with Vermillion Energy Inc. ("Vermillion"), pursuant to which Vermillion will acquire the stock of our subsidiary in France that owns our conventional oil and gas assets in France. Pursuant to the terms of the agreement, Vermillion will pay a gross purchase price of $85.8 million, subject to certain customary closing adjustments. The sale is subject to customary closing conditions, including regulatory approval, and is expected to close before the end of the year. We intend to use the proceeds from the sale to pay down a portion of our Senior Notes and to accelerate drilling in Texas. We are required to retain $15 million of the proceeds of the sale in escrow pursuant to the Hess Agreements until all of the Paris Basin assets are successfully transferred to Hess pursuant to the Hess Agreements.

Strategy

        As a result of the termination of the EDAs, ZaZa owns approximately 72,000 net acres in the Eagle Ford core and approximately 98,520 net acres in the Eaglebine. Our strategic objectives consist of three key components:

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  Execute on our portfolio of drilling opportunities;

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  Expand our portfolio; and

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  Consolidate and integrate our operations.

Execution of ZaZa Energy Corporation's Portfolio of Drilling Opportunities

        We expect to maintain financial discipline to allow us to execute on our portfolio of drilling opportunities while seeking to maximize returns. Subject to the availability of financing or pursuing a joint venture in the Eaglebine and/or the Eagle Ford, we intend to apply our experienced staff to solidify our land position by acquiring additional acreage that is adjacent to, or within close proximity of, the acreage in which we hold an ownership position and/or increasing our net acreage position in acreage in which we hold an ownership position by acquiring additional interests in that acreage. We also plan to use our in-house technical skills in geoscience, drilling, and completion technology to aim to maximize returns in the Eagle Ford, the Eaglebine and the Paris Basin. Our management has specifically identified and scheduled drilling locations to plan our future multi-year drilling activities on our pro forma acreage position in the United States and France. These identified drilling locations represent a significant part of our growth strategy. Over the next twelve months, we plan to:

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  Target drilling one or more in-fill development wells in our Paris Basin concessions if we do not dispose of these properties to Vermillion as described above or otherwise;

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  Drill the number of wells we estimate is necessary to hold our Eagle Ford acreage by production;

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  Continue our one rig program in the Eaglebine, for which drilling commenced during the second quarter of 2012, on the acreage for which we entered into a farm-in transaction with Range Resources Corporation ("Range"); and

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  We also intend to explore ways to accelerate the drilling program (i) on our approximately 143,400 gross acres in the Eaglebine and (ii) on our approximately 77,400 pro forma gross acres in the Eagle Ford by pursuing joint ventures with third parties.

Expansion of ZaZa Energy Corporation's Pro Forma Portfolio

        Our growth strategy includes acquiring additional oil and gas properties, subject to the availability of financing and agreements with potential joint venture partners, including:

  •
  In the Eagle Ford, we intend to consolidate our pro forma acreage and acquire additional acreage, either through one or more joint ventures or as wholly-owned adjacent acreage;

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  In the Eaglebine, we expect to build out our position to reach over 100,000 net acres. On March 29, 2012, ZaZa LLC announced it had entered into a farm-in transaction with Range Texas Production, LLC, a subsidiary of Range Resources Corporation ("Range") to increase its position in the Eaglebine to approximately 143,400 gross acres (98,500 net acres);

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  In the Paris Basin, we will consider applying for new exploration acreage, farming-in and/or acquiring additional acreage if we do not dispose of these properties to Vermillion as described above or otherwise; and

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  We will selectively evaluate and pursue emerging world-wide resource plays on an opportunity-by-opportunity basis.

        The cost of implementing the forgoing programs will depend on the extent to which acquisition or farm-in opportunities become available. However, if such opportunities do become available, the cost of pursuing them could be significant. Our ability to pursue any such opportunities that become available will be dependent on our ability to obtain financing through borrowings, capital market transactions or agreements with joint venture partners. We can provide no assurance that we will have the necessary cash available or be able to successfully obtain the necessary financing or joint venture partners to pursue any of the above opportunities.

Consolidation and Integration of ZaZa Energy Corporation's Operations

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  We intend to become an industry resource play aggregator by establishing footholds or acquiring acreage positions in several geographically diverse resource basins, increasing our technical capabilities, and managing its acreage portfolio through swaps, joint ventures and selective acquisitions throughout its area of operations.

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  We intend to explore strategic opportunities, including one or more new joint ventures for our Eagle Ford and Woodbine/Eaglebine assets, as well as other strategic opportunities available to us, including asset and corporate transactions and financing arrangements. We recently announced that we have engaged Jefferies & Company, Inc. to advise us on potential opportunities.

Internet Address/Availability of Reports

        Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our website at www.zazaenergy.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC.

Principal Executive Offices

        Our principal executive offices are located at 1301 McKinney Street, Suite 2850, Houston, Texas 77010, and our telephone number is (713) 595-1900. Our website address is www.zazaenergy.com. However, information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

THE OFFERING

Common stock to be registered for sale by the Selling Stockholders	32,561,223 shares of common stock.
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.
NASDAQ Trading Symbol	ZAZA
Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

RISK FACTORS

        An investment in our common stock is subject to numerous risks, including the risks described under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, as amended under the caption "Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and as further updated in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are also incorporated by reference herein.

        You should carefully consider these risks, along with the information provided elsewhere in this prospectus and the documents we incorporate by reference in this prospectus before investing in the common stock. You could lose all or part of your investment in the common stock.

USE OF PROCEEDS

        The shares of common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

        On February 21, 2012, we entered into the Securities Purchase Agreement with MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, Winmill Investments LLC, O-CAP Offshore Master Fund, L.P., O-CAP Partners, L.P., Permal Talara Ltd., Blackwell Partners, LLC, Talara Master Fund, Ltd. and Capital Ventures International, pursuant to which we issued to such investors senior secured notes with an aggregate principal amount of $100 million maturing in 2017 and warrants (the "Warrants") to purchase an aggregate of 26,315,789 shares of our common stock, par value $0.01 per share, at an exercise price of $3.15 per share. On October 16, 2012, ZaZa issued Convertible Notes which triggered certain anti-dilution provisions in the Warrants, resulting in the number of outstanding shares of our common stock represented by such Warrants increasing from 26,315,789 to 27,226,223 on an as-converted and fully-diluted basis and a decrease in the exercise price to $3.04 per share. The Warrants were issued in a private placement made in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act. The Warrants expire in five years and are exercisable at any time after the six month anniversary of the issuance date. Pursuant to the SPA, we granted registration rights to each of the investors with respect to the Warrants.

        On February 22, 2012, the ZaZa LLC Members entered into Stock Purchase Agreements (the "Purchase Agreements") with certain investors pursuant to which each of Blackstone Oil & Gas, LLC, Omega Energy, LLC, and Lara Energy, Inc. sold 2,778,334, 2,778,333 and 2,778,333 shares of our common stock, respectively, to such investors. We did not receive any proceeds from such sales of common stock. Related to the execution of such Purchase Agreements, we sent letters (together, the "Registration Rights Letters") to each of the investors under such Purchase Agreements and thereby granted registration rights to each of the investors. The sale of the shares of common stock under the Purchase Agreements was exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act, which did not involve a public offering.

        Pursuant to the terms of the SPA and the Registration Rights Letters, we are required to file the registration statement of which this prospectus is a part with the SEC and maintain its effectiveness for specified periods in order to register the offers and sales by the selling stockholders of the shares of common stock offered hereby. Pursuant to the SPA and the Registration Rights Letters, we have agreed to indemnify each selling stockholder against certain liabilities, including liabilities under the Securities Act.

        The following table sets forth information regarding the selling stockholders and the number of shares of common stock each selling stockholder is offering. The information included in the table as to the selling stockholders has been furnished to us by or on behalf of the selling stockholders for inclusion in this prospectus. The selling stockholders identified below may have sold, transferred, or otherwise disposed of some or all of their securities since the date as of which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act and of which we are not aware. The term "selling stockholder" includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling stockholders as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders. The percentage ownership data is based on 101,769,953 shares of our common stock issued and outstanding as of October 31, 2012.

        We have been advised by the selling stockholders that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. We have also been advised by the selling stockholders that they purchased the securities being registered in the ordinary course of business, and not for resale, and that they had, at the time of purchase, no agreements or understandings, directly or indirectly, with any person to distribute such securities.

        To our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of securities described below.

				Shares of Common Stock Beneficially Owned After this Offering
	Number of Shares of Common Stock Beneficially Owned Prior to this Offering
			Number of Shares of Common Stock Being Offered Hereby
Name of Selling Stockholder(1)				Number	Percent
MSDC ZEC Investments, LLC(2)	10,890,490	(3)	10,890,490	0	—
Senator Sidecar Master Fund LP(4)	12,251,800	(5)	12,251,800	0	—
Clinton Magnolia Master Fund Ltd.(6)	554,700	(7)	160,000	394,700	*
Winmill Investments LLC(8)	408,394	(9)	408,394	0	—
Riverloft Capital Master Fund Ltd.(10)	334,505	(11)	200,000	134,505	*
O-CAP Offshore Master Fund, L.P.(12)	285,876	(13)	285,876	0	—
O-CAP Partners, L.P.(14)	394,780	(15)	394,780	0	—
Encompass Capital Master Fund L.P.(16)	6,782,450	(17)	4,500,000	2,282,450	2.24%
Ron Valk(18)	75,000	(19)	75,000	0	—
Tenor Opportunity Master Fund, Ltd.(20)	168,750	(21)	168,750	0	—
Aria Opportunity Fund, Ltd.(22)	56,250	(23)	56,250	0	—
Daniel Valk(24)	75,000	(25)	75,000	0	—
Dan Vigdor(26)	100,000	(27)	100,000	0	—
Permal Talara Ltd.(28)	435,620	(29)	435,620	0	—
Blackwell Partners, LLC(30)	585,363	(31)	585,363	0	—
Talara Master Fund, Ltd.(32)	340,327	(33)	340,327	0	—
Capital Ventures International(34)	1,633,573	(35)	1,633,573	0	—

*
Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
Throughout this prospectus, when we refer to the "selling stockholders," we mean the persons listed in the table above, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholders' interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring collectively to (a) the 27,226,223 shares of our common stock issuable upon the exercise of the warrants issued in the private placement described in our Current Report on Form 8-K dated February 22, 2012, and (b) 5,335,000 shares of common stock acquired by selling stockholders from certain of our founding principals through private transactions, as further described in our Current Report on Form 8-K dated February 22, 2012, unless otherwise indicated.

(2)
We have been advised that MSD Energy Partners, L.P. is the sole member of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC ZEC Investments, LLC. MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Energy Partners, L.P. MSDC Management, L.P. is the sole manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC ZEC Investments, LLC. MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP), LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the securities beneficially owned by MSDC Management (GP), LLC. Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Fuhrman, Mr. Phelan, Mr. Lisker, MSDC Management (GP), LLC, MSD Energy Partners, L.P., MSDC Management, L.P. and MSDC ZEC Investments, LLC is 645 Fifth Avenue, 21st Floor, New York, NY 10022.

(3)
Includes 10,890,490 shares of common stock issuable upon the exercise of warrants.

(4)
We have been advised that Senator Investment Group LP, a Delaware limited partnership, is the investment adviser to Senator Sidecar Master Fund LP and, as such, Senator Investment Group LP has voting and dispositive power over the ordinary shares held by Senator Sidecar Master Fund LP. Alexander Klabin and Douglas Silverman are the Co-Chief Executive Officers of Senator Investment Group LP and may be deemed to have voting and dispositive power over the ordinary shares held by Senator Sidecar Master Fund LP. Each of Mr. Klabin and Mr. Silverman expressly disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Klabin, Mr. Silverman, Senator Investment Group LP and Senator Sidecar Master Fund LP is 510 Madison Avenue, 28th Floor, New York, NY 10022.

(5)
Includes 12,251,800 shares of common stock issuable upon the exercise of warrants.

(6)
We have been advised that, by virtue of an investment management agreement with Clinton Magnolia Master Fund Ltd., Clinton Group Inc. has the power to vote or direct the voting and to dispose or direct the disposition of all shares beneficially owned by Clinton Magnolia Master Fund Ltd. By virtue of his direct and indirect control of Clinton Group Inc. and Clinton Magnolia Master Fund Ltd, George E. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares as to which Clinton Group Inc. and Clinton Magnolia Master Fund Ltd. have voting or dispositive power. Mr. Hall expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Hall, Clinton Group, Inc. and Clinton Magnolia Master Fund, Ltd. is 9 West 57th Street, 26th Floor, New York, New York 10019.

(7)
Includes 394,700 shares of common stock acquired on the open market, which shares are not the subject of this registration statement, and 160,000 shares of common stock acquired in private transactions.

(8)
We have been advised that each of David S. Winter and David J. Millstone is a member of Winmill Investments LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the securities beneficially owned by Winmill Investments LLC. The address for each of Mr. Winter, Mr. Millstone and Winmill Investments LLC is 9 West 57th Street, 30th Floor, New York, NY 10019.

(9)
Includes 408,394 shares of common stock issuable upon the exercise of warrants.

(10)
We have been advised that Riverloft Capital GP, LLC, the general partner of Riverloft Capital Master Fund Ltd., has appointed Riverloft Capital Management, LP as its Investment Advisor and Marc Lehmann serves as its Managing Partner. Marc Lehmann disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Riverloft Capital GP, LLC, Riverloft Capital Management, LP and Riverloft Capital Master Fund Ltd. is 300 W. 41st Street, Suite 201-A, Miami Beach, FL 33140.

(11)
Includes 134,505 shares of common stock acquired on the open market, which shares are not the subject of this registration statement, and 200,000 shares of common stock acquired in private transactions.

(12)
We have been advised that O-CAP Management, L.P., a Delaware limited partnership, is the Investment Manager to O-CAP Offshore Master Fund, L.P. and, as such, O-CAP Management, L.P. has voting and dispositive power over the ordinary shares held by O-CAP Offshore Master Fund, L.P. Michael E. Olshan and Jared S. Sturdivant are executive officers of O-CAP Management, L.P. and may be deemed to have voting and dispositive power over the ordinary shares held by O-CAP Offshore Master Fund, L.P. Each of Mr. Olshan and Mr. Sturdivant expressly disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Olshan, Mr. Sturdivant, O-CAP Management, L.P. and O-CAP Offshore Master Fund, L.P. is 712 Fifth Avenue, 26th Floor, New York, NY 10019.

(13)
Includes 285,876 shares of common stock issuable upon the exercise of warrants.

(14)
We have been advised that O-CAP Management, L.P., a Delaware limited partnership, is the Investment Manager to O-CAP Partners, L.P. and, as such, O-CAP Management, L.P. has voting and dispositive power over the ordinary shares held by O-CAP Partners, L.P. Michael E. Olshan and Jared S. Sturdivant are executive officers of O-CAP Management, L.P. and may be deemed to have voting and dispositive power over the ordinary shares held by O-CAP Partners, L.P. Each of Mr. Olshan and Mr. Sturdivant expressly disclaims beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities. The address for each of Mr. Olshan, Mr. Sturdivant, O-CAP Management, L.P. and O-CAP Partners, L.P. is 712 Fifth Avenue, 26th Floor, New York, NY 10019.

(15)
Includes 394,780 shares of common stock issuable upon the exercise of warrants.

(16)
We have been advised that Encompass Capital Partners LLC is the general partner of Encompass Capital Master Fund, L.P. The managing member of Encompass Capital Partners LLC is Mr. Todd Kantor, who may be deemed to exercise voting and investment control of the shares held by Encompass Capital Master Fund, L.P. Through his control of Encompass Capital Partners LLC, Mr. Kantor may be deemed to be the beneficial owner of the shares held by Encompass Capital Master Fund, L.P. Mr. Kantor expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The business address of each of Mr. Kantor, Encompass Capital Partners LLC and Encompass Capital Master Fund L.P. is 200 Park Avenue, 11th Floor, New York, NY 10166.

(17)
Includes 2,282,450 shares of common stock acquired on the open market, which shares are not the subject of this registration statement, and 4,500,000 shares of common stock acquired in private transactions.

(18)
The address for Mr. Valk is 50 Eastbourne Drive, Chesnut Ridge, NY 10977.

(19)
Includes 75,000 shares of common stock acquired in private transactions.

(20)
We have been advised that Tenor Capital Management Company, L.P. is the investment manager of Tenor Opportunity Master Fund, Ltd. and, as such, Tenor Capital Management Company, L.P. has voting and investment power over the securities held by Tenor Opportunity Master Fund, Ltd. Robin Shah is the Managing Member of Tenor Management GP, LLC, which is the general partner of Tenor Capital Management Company, L.P. Robin Shah expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Shah, Tenor Capital Management Company, L.P. and Tenor Opportunity Master Fund, Ltd. is 1180 Avenue of the Americas, Suite 1940, New York, New York 10036.

(21)
Includes 168,750 shares of common stock acquired in private transactions.

(22)
We have been advised that Tenor Capital Management Company, L.P. is the investment manager of Aria Opportunity Fund, Ltd. and, as such, Tenor Capital Management Company, L.P. has voting and investment power over the securities held by Aria Opportunity Fund, Ltd. Robin Shah is the Managing Member of Tenor Management GP, LLC, which is the general partner of Tenor Capital Management Company, L.P. Robin Shah expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Shah, Tenor Capital Management Company, L.P. and Aria Opportunity Fund, Ltd. is 1180 Avenue of the Americas, Suite 1940, New York, New York 10036.

(23)
Includes 56,250 shares of common stock acquired in private transactions.

(24)
The address for Mr. Valk is 3302 NE 166th Street, North Miami Beach, FL 33160.

(25)
Includes 75,000 shares of common stock acquired in private transactions.

(26)
The address for Mr. Vigdor is 1481 Tagus Avenue, Coral Gables, FL 33156.

(27)
Includes 100,000 shares of common stock acquired in private transactions.

(28)
We have been advised that Talara Capital Management, LLC is the investment manager to certain funds and accounts and, as such, Talara Capital Management, LLC has voting or dispositive power over all shares beneficially owned by such funds and accounts. David Zusman, in his capacity as the managing member of Talara Capital Management, LLC is deemed to have beneficial ownership of all such shares. However, Mr. Zusman expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Zusman and Talara Capital Management, LLC is 900 Third Avenue, New York, New York 10022.

(29)
Includes 435,620 shares of common stock issuable upon the exercise of warrants.

(30)
We have been advised that Talara Capital Management, LLC is the investment manager to certain funds and accounts and, as such, Talara Capital Management, LLC has voting or dispositive power over all shares beneficially owned by such funds and accounts. David Zusman, in his capacity as the managing member of Talara Capital Management, LLC is deemed to have beneficial ownership of all such shares. However, Mr. Zusman expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Zusman and Talara Capital Management, LLC is 900 Third Avenue, New York, New York 10022.

(31)
Includes 585,363 shares of common stock issuable upon the exercise of warrants.

(32)
We have been advised that Talara Capital Management, LLC is the investment manager to certain funds and accounts and, as such, Talara Capital Management, LLC has voting or dispositive power over all shares beneficially owned by such funds and accounts. David Zusman, in his capacity as the managing member of Talara Capital Management, LLC is deemed to have beneficial ownership of all such shares. However, Mr. Zusman expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Zusman and Talara Capital Management, LLC is 900 Third Avenue, New York, New York 10022.

(33)
Includes 340,327 shares of common stock issuable upon the exercise of warrants.

(34)
We have been advised that Heights Capital Management, Inc. is the investment manager to Capital Ventures International and, as such, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger expressly disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest in such securities. The address for each of Mr. Kobinger and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111, and the address for Capital Ventures International is One Capitol Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, British West Indies. Capital Ventures International is affiliated with one or more FINRA members, none of which is currently expected to participate in the sale pursuant to the prospectus contained in the Registration Statement of Shares purchased by the Investor in this Offering.

(35)
Includes 1,633,573 shares of common stock issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

        The shares of common stock offered by this prospectus may be sold by the selling stockholders or their transferees from time to time in:

  •
  transactions in the over-the-counter market, the NASDAQ Capital Market, or on one or more exchanges on which the securities may be listed or quoted at the time of sale;

  •
  negotiated transactions;

  •
  transactions otherwise than on the NASDAQ Capital Market or stock exchanges;

  •
  underwritten offerings;

  •
  distributions to equity security holders, partners or other stockholders of the selling stockholders;

  •
  through the writing of options, whether such options are listed on an options exchange or otherwise; or

  •
  through a combination of these methods of sale.

        The selling stockholders may sell the shares of our common stock at:

  •
  fixed prices which may be changed;

  •
  market prices prevailing at the time of sale;

  •
  prices related to prevailing market prices;

  •
  negotiated prices; or

  •
  any other method permitted by law.

        In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealer or agent participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealer or agent, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Direct Sales, Agents, Dealers and Underwriters

        The selling stockholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

  •
  directly to purchasers; or

  •
  to or through agents, dealers or underwriters designated from time to time.

        Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

Regulation M

        The selling stockholders and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Supplements

        To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

        Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses, Indemnification

        We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling stockholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

        In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholders will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the SEC.

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The balance sheet of ZaZa Energy Corporation appearing in ZaZa Energy Corporation's Annual Report (Form 10-K) for the year ended December 31, 2011 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein (which contains an explanatory paragraph describing conditions that raise substantial doubt about ZaZa Energy Corporation's ability to continue as a going concern as described in Note 1 to the financial statements), and incorporated herein by reference. Such financial statement is incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of ZaZa Energy, LLC appearing in ZaZa Energy Corporation's Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein (which contains an explanatory paragraph describing conditions that raise substantial doubt about ZaZa Energy, LLC's ability to continue as a going concern as described in Note 1 to the financial statements), and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Toreador Resources Corporation appearing in ZaZa Energy Corporation's Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young Audit, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.